LUXURY CAMPING, INC.

AMENDED AND RESTATED CONSOLIDATED FINANCIAL STATEMENT FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS

Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNT'S REVIEW REPORT

To the Board of Directors
Luxury Camping, Inc.
Ithaca, New York

We have reviewed the accompanying amended and restated consolidated financial statements of Luxury Camping, Inc., which comprise the amended and restated consolidated balance sheets as of December 31, 2019 and 2018, and the related amended and restated consolidated statements of income, amended and restated consolidated statements of equity and amended and restated consolidated statements of cash flows for the years then ended, and the related notes to the amended and restated consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Amended and Restated Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Restatement of Consolidated Financial Statements

Without modifying our conclusion, we draw attention to Note 8 to the amended and restated consolidated financial statements, which explains that the amended and restated consolidated financial statements for the years ended December 31, 2019 and 2018 have been restated from those which we originally reported on October 13, 2020.

Belle Business Services, LLC

Belle Business Services, LLC
November 30, 2020

LUXURY CAMPING, INC.
AMENDED AND RESTATED CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2019 AND 2018

ASSETS

		2019		2018
CURRENT ASSETS				
Cash and cash equivalents	$	179,152	$	166,351
Accounts receivable, net		-		27,286
Loans receivable		-		23,409
Inventory		3,914		8,475
Prepaid expenses		-		2,288
TOTAL CURRENT ASSETS		183,066		227,809
PROPERTY AND EQUIPMENT				
Property and equipment, net		309,184		399,190
OTHER ASSETS				
Investment in Phoenicia		100,712		-
		100,712		-
TOTAL ASSETS	$	592,962	$	626,999

LIABILITIES AND SHAREHOLDERS' EQUITY

		2019		2018
CURRENT LIABILITIES				
Accounts payable	$	19,933	$	47,206
Deferred revenue		86,223		57,916
Taxes payable		21,656		-
Accrued expenses		12,604		13,963
Line of credit		3,216		-
TOTAL CURRENT LIABILITIES		143,632		119,085
LONG-TERM LIABILITIES				
Convertible note		201,957		-
TOTAL LONG-TERM LIABILITIES		201,957		-
TOTAL LIABILITIES		345,589		119,085
SHAREHOLDERS' EQUITY				
Preferred Stock, see note 7		10		10
Common stock, see note 7		11		11
Additional paid-in capital		1,383,000		1,451,625
Retained earnings		(1,135,648)		(943,732)
TOTAL SHAREHOLDERS' EQUITY		247,373		507,914
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	592,962	$	626,999

See independent accountant's review report and accompanying notes to financial statements.

LUXURY CAMPING, INC.
AMENDED AND RESTATED CONSOLIDATED STATEMENTS OF INCOME
DECEMBER 31, 2019 AND 2018

	2019	2018
REVENUES	$ 731,495	$ 727,236
COST OF GOODS SOLD	56,606	51,312
GROSS PROFIT	674,889	675,924
OPERATING EXPENSES		
Advertising and marketing	49,185	15,628
Depreciation expense	46,955	43,180
General and administrative	171,302	177,844
Information technology	11,531	8,466
Insurance expense	23,859	21,122
Legal and professional fees	6,249	8,082
Payroll expense	175,750	224,136
Rent expense	63,072	68,788
Repairs and maintenance	28,683	22,890
Rooms expense	249,558	285,218
Utilities	6,806	8,707
TOTAL OPERATING EXPENSES	832,950	884,061
NET OPERATING LOSS	(158,061)	(208,137)
OTHER INCOME/(EXPENSES)		
Loss on abandonment of project	(355,858)	-
Interest income	26	20
Interest expense	4,965	-
Other income	2,965	10,768
Other expense	(4,965)	(2,228)
TOTAL OTHER INCOME/(EXPENSES)	(352,867)	8,560
NET INCOME (LOSS) BEFORE TAXES	(510,928)	(199,577)
INCOME TAX EXPENSE	1,438	3,276
NET INCOME (LOSS) AFTER TAXES	$ (512,366)	$ (202,853)

See independent accountant's review report and accompanying notes to financial statements.

LUXURY CAMPING, INC.
AMENDED AND RESTATED CONSOLIDATED STATEMENTS OF EQUITY
DECEMBER 31, 2019 AND 2018

	Preferred Stock		Common Stock				
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2018	9,631	$ 7	10,867	$ 11	904,310	$ (538,738)	$ 365,590
Issuance of preferred stock	261	3			547,315		$ 547,318
Distribution in subsidiary						(202,141)	$ (202,141)
Net loss						(202,853)	$ (202,853)
ENDING BALANCE, DECEMBER 31, 2018	9,892	$ 10	10,867	$ 11	$ 1,451,625	$ (943,732)	$ 507,914
Distribution of capital in subsidiary	-	-	-	-	(68,625)	-	$ (68,625)
Contribution of capital in subsidiary	-	-	-	-		320,450	$ 320,450
Net loss	-	-	-	-	-	(512,366)	$ (512,366)
ENDING BALANCE, DECEMBER 31, 2019	**9,892**	**$ 10**	**10,867**	**$ 11**	**$ 1,383,000**	**$ (1,135,648)**	**$ 247,373**

See independent accountant's review report and accompanying notes to financial statements.

LUXURY CAMPING, INC.
AMENDED AND RESTATED CONSOLIDATED STATEMENT OF CASH FLOWS
DECEMBER 31, 2019 AND 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (512,366)	$ (202,853)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	46,955	43,180
(Increase) decrease in assets:		
Accounts receivable	27,286	(27,286)
Inventory	4,561	(8,475)
Prepaid expenses and other current assets	2,288	(741)
Increase (decrease) in liabilities:		
Accounts payable	(27,273)	42,007
Taxes payable	21,656	-
Deferred revenue	28,307	15,126
Accrued expenses	(1,359)	3,463
CASH USED FOR OPERATING ACTIVITIES	(409,945)	(135,579)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for investment in project	(100,712)	-
Cash provided by/(used for) fixed assets	43,051	(107,668)
CASH USED FOR INVESTING ACTIVITIES	(57,661)	(107,668)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions in subsidiaries	320,450	547,313
Issuance of convertible note payable	201,957	-
Draw on line of credit	3,216	-
Principal payments from loan receivable	23,409	-
Issuance of preferred stock	-	3
Distributions in subsidiaries	(68,625)	(202,139)
Issuance of loan payable	-	-
CASH PROVIDED BY FINANCING ACTIVITIES	480,407	345,177
NET INCREASE IN CASH	12,801	101,930
CASH AT BEGINNING OF YEAR	166,351	64,421
CASH AT END OF YEAR	$ 179,152	$ 166,351

See independent accountant's review report and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies

The Company

The consolidated amended and restated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company").

Luxury Camping, Inc. was incorporated in the State of Delaware on March 6, 2014.

Ithaca by Firelight, LLC was incorporated in the State of New York on November 7, 2014. Ithaca by Firelight, LLC is wholly owned and operated by Luxury Camping, Inc.

Firelight Properties, LLC was incorporated in the State of New York on November 21, 2017. Firelight Properties, LLC is wholly owned and operated by Luxury Camping, Inc.

Firelight II, LLC was incorporated in the State of Delaware on November 27, 2017. Firelight II, LLC is wholly owned and operated by Firelight Properties, LLC. The project that Firelight II, LLC was engaged in was disposed of in 2019 and the entity is currently inactive.

Firelight III, LLC was incorporated in the State of Delaware on April 26, 2019. Firelight III, LLC is wholly owned and operated by Firelight Properties, LLC. This entity is developing the Phoenicia investment property.

Fiscal Year

The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting

The amended and restated consolidated financial statements include the accounts of Luxury Camping, Inc., Ithaca by Firelight, LLC, Firelight Properties, LLC, Firelight II, LLC and Firelight III, LLC, (collectively, the "Company). Firelight II, LLC and Firelight III, LLC are fully owned by Firelight Properties. Firelight Properties, LLC and Ithaca by Firelight, LLC are fully owned by Luxury Camping, Inc. The accompanying amended and restated consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying amended and restated consolidated financial statements.

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019, and 2018, the Company held no cash equivalents.

1. **Summary of Significant Accounting Policies (continued)**

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2020 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's manufacturing, and effect the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2019.

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2019, and 2018, the Company believed all amounts in accounts receivable are collectable.

Inventory

Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2019 and 2018, the balance of inventory related to finished goods was $3,914 and $8,475.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Equipment is depreciated over seven years, while leasehold improvements are depreciated over fifteen years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

1. **Summary of Significant Accounting Policies (continued)**

Income Taxes (continued)

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses in 2019 and 2018. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and New York.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk

From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

1. Summary of Significant Accounting Policies (continued)

Revenue Recognition
The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon fulfillment of a reservation. Prepaid reservations are recorded as deferred revenues. The Company has recorded $731,495 and $727,236 in revenue for December 31, 2019 and 2018.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

2. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. Investment in Phoenicia

Firelight Properties III, LLC is in the process of developing the new Phoenicia project, a new camping experience. All development expenses are being recorded as an investment, at this time.

4. **Property and Equipment**

Property and equipment consisted of the following at December 31, 2019:

Property and equipment at cost:	
Machinery and equipment	$ 87,698
Lease improvements	402,568
	490,266
Less: Accumulated depreciation	181,082
Total	$ 309,184

Property and equipment consisted of the following at December 31, 2018:

Property and equipment at cost:	
Machinery and equipment	$ 87,698
Lease improvements	398,619
Land	47,000
	533,317
Less: Accumulated depreciation	134,127
Total	$ 399,190

5. **Convertible Notes Payable**

The Company has issued one round of convertible notes in 2019, totaling $198,992, with 8% APR and a maturity date in September 2022. These notes will automatically convert to equity at $187.03 per share after a qualifying financing of $250,000 or more.

6. **Line of Credit**

In April 2016, the Company secured a line of credit from M&T Bank. The line is unsecured and non-collateralized and holds a 5% per annum interest rate. The maximum amount allowed on the line of credit is $25,000. The balance of the line of credit was $3,216 and nil as of December 31, 2019, and 2018, respectively.

7. **Equity**

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 50,000 shares, at $0.001 par value per share. As of December 31, 2019, and 2018, 10,867 shares have been issued and are outstanding.

7. Equity (continued)

Preferred Stock

Under the articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is 12,300 shares, consisting of 7,300 shares of Series A Preferred Stock and 5,000 shares of Series B Preferred stock at $0.001 par value per share. As of December 31, 2019, and 2018, 9,892 shares of Preferred Stock have been issued and are outstanding.

8. Restatement of Financial Results

Management of the Company has determined that rent expense for the years ending December 31, 2019 and 2018 were not reported on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Amounts originally reported were based on cash-based payments, not amounts due each year (accrual basis). The impact of the correction is as follows:

(1) Decrease rent expense for the year ending December 31, 2019 by $24,377.
(2) Increase rent expense for the year ending December 31, 2018 by $40,784.

The following table presents the effect of the aforementioned revisions to the Company's consolidated balance sheet as of:

	December 31, 2019		
	As Reported	Adjustment	As Restated
Accounts Payable	522	19,411	19,933
Current Liabilities	124,221	19,411	143,632
Total Liabilities	326,178	19,411	345,589
Retained earnings	(1,116,237)	(19,411)	(1,135,648)
Total stockholders' equity	266,784	(19,411)	247,373

	December 31, 2018		
	As Reported	Adjustment	As Restated
Accounts Payable	3,418	43,788	47,206
Current Liabilities	75,297	43,788	119,085
Total Liabilities	75,297	43,788	119,085
Retained earnings	(899,944)	(43,788)	(943,732)
Total stockholders' equity	551,702	(43,788)	507,914

8. **Restatement of Financial Results (continued)**

The following table presents the effect of the aforementioned revision to the Company's consolidated Statements of Income for the years ending:

	December 31, 2019		
	As Reported	Adjustment	As Restated
REVENUES	$ 731,495	-	$ 731,495
COST OF GOODS SOLD	56,606	-	56,606
GROSS PROFIT	674,889		674,889
OPERATING EXPENSES			
Advertising and marketing	49,185	-	49,185
Depreciation expense	46,955	-	46,955
General and administrative	171,302	-	171,302
Information technology	11,531	-	11,531
Insurance expense	23,859	-	23,859
Legal and professional fees	6,249	-	6,249
Payroll expense	175,750	-	175,750
Rent expense	87,449	(24,377)	63,072
Repairs and maintenance	28,683	-	28,683
Rooms expense	249,558	-	249,558
Utilities	6,806	-	6,806
TOTAL OPERATING EXPENSES	857,327	(24,377)	832,950
NET OPERATING LOSS	(182,438)	24,377	(158,061)
OTHER INCOME/(EXPENSES)			
Loss on abandonment of project	(355,858)	-	(355,858)
Interest income	26	-	26
Interest expense	4,965	-	4,965
Other income	2,965	-	2,965
Other expense	(4,965)	-	(4,965)
TOTAL OTHER INCOME/(EXPENSES)	(352,867)	-	(352,867)
NET INCOME (LOSS) BEFORE TAXES	(535,305)	24,377	(510,928)
INCOME TAX EXPENSE	1,438	-	1,438
NET INCOME (LOSS) AFTER TAXES	$ (536,743)	$ 24,377	$ (512,366)

See independent accountant's review report.

8. Restatement of Financial Results (continued)

	December 31, 2018		
	As Reported	Adjustment	As Restated
REVENUES	$ 727,236	-	$ 727,236
COST OF GOODS SOLD	51,312	-	51,312
GROSS PROFIT	675,924		675,924
OPERATING EXPENSES			
Advertising and marketing	15,628	-	15,628
Depreciation expense	43,180	-	43,180
General and administrative	177,844	-	177,844
Information technology	8,466	-	8,466
Insurance expense	21,122	-	21,122
Legal and professional fees	8,082	-	8,082
Payroll expense	224,136	-	224,136
Rent expense	28,004	40,784	68,788
Repairs and maintenance	22,890	-	22,890
Rooms expense	285,218	-	285,218
Utilities	8,707	-	8,707
TOTAL OPERATING EXPENSES	843,277	40,784	884,061
NET OPERATING LOSS	(167,353)	(40,784)	(208,137)
OTHER INCOME/(EXPENSES)			
Interest income	20	-	20
Other income	10,768	-	10,768
Other expense	(2,228)	-	(2,228)
TOTAL OTHER INCOME/(EXPENSES)	8,560	-	8,560
NET INCOME (LOSS) BEFORE TAXES	(158,793)	(40,784)	(199,577)
INCOME TAX EXPENSE	3,276	-	3,276
NET INCOME (LOSS) AFTER TAXES	$ (162,069)	$ (40,784)	$ (202,853)

9. Subsequent Events

The Company has evaluated subsequent events through November 30, 2020 the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.